14048487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8 - 43168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(914) 694-5800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Santori, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTA LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENA M. GIRARD
NOTARY PUBLIC, State of New York
No. 01GI5020634
Qualified in Westchester County
Commission Expires Nov. 22, 2016

James W. Santori
Signature

Chief Financial Officer
Title

Dena M. Girard
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTA LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

OTA LLC

CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To OTA LLC

We have audited the accompanying statement of financial condition of OTA LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OTA LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 25, 2014

OTA LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013		
ASSETS		
Cash	$	57,881
Receivables from clearing brokers		72,841,762
Securities owned, at fair value		198,991,386
Other assets		267,812
	$	272,158,841
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	207,040,480
Accounts payable and accrued expenses		701,278
Total liabilities		207,741,758
Members' equity		64,417,083
	$	272,158,841

See accompanying notes to financial statement.

OTA LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

OTA LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company's operations consist primarily of engaging in proprietary principal transactions as a dealer on the major United States securities exchanges. The Company also conducts a nominal customer agency business, primarily for employees and related parties.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 25, 2014. Subsequent events have been evaluated through this date.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

<u>Investments in Securities</u>

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Options are priced at the midpoint of the bid and ask prices, or last sale.

<u>Investments in Warrants</u>

The Company applies a modified Black-Scholes calculation in the measurement of these restricted warrants. This pricing model takes into account the contract terms (including maturity) as well as multiple inputs, including, time value, implied volatility, equity prices, and interest rates. The Company uses the US Treasury interest rate matched to the maturity of the warrant. The volatility is based on the underlying equity and is capped at 50%. Further discounts are applied based on lack of marketability.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Valuation Processes

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. Senior management oversees the entire valuation process of the Company's Level 3 investments. Senior management is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Since December 31, 2013, there have been no changes in valuation techniques within Level 2 and 3 fair value hierarchies that have made a material impact on the valuation of financial instruments.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Leasehold Improvements

Leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

OTA LLC

NOTES TO FINANCIAL STATEMENT

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets (at Fair Value)				
Investments in securities				
Common Stock				
Automotive	$ 7,135,902	$ -	$ -	$ 7,135,902
Closed-End Fund	36,255,324			36,255,324
Oil & Gas	7,676,516			7,676,516
Other	13,319,719	330,484		13,650,203
Preferred Stock				
Aerospace/Defense	1,424,234			1,424,234
Auto Parts & Equipment	6,198,198			6,198,198
Electric	1,871,543			1,871,543
Oil & Gas	3,443,340			3,443,340
Pharmaceuticals	6,447,566			6,447,566
Real Estate Investment Funds	3,927,278			3,927,278
Transportation	2,221,659			2,221,659
Other	2,175,339			2,175,339
American Depository Receipts				
Oil & Gas	6,331,402			6,331,402
Telecommunications	1,090,063			1,090,063
Other	942,229			942,229
Exchange Traded Funds				
Asset Allocation Fund	447,091			447,091
Debt Fund	3,990,588			3,990,588
Equity Fund	13,076,716			13,076,716
Warrants				
Auto Manufacturers	6,755,737			6,755,737
Banking	572,332			572,332
Biotechnology			6,600,839	6,600,839
Energy-Alternate Sources			1,341,561	1,341,561
Insurance	601,615			601,615
Oil & Gas			1,149,524	1,149,524
Pharmaceuticals			4,224,183	4,224,183
Other	1,394,578		1,671,913	3,066,491
Options				
Pharmaceuticals/Biotechnology	210			210
Debt Securities				
Branson Airport	391,410			391,410
Commercial Services	55,982,293			55,982,293
Total investments in securities	$ 183,672,882	$ 330,484	$ 14,988,020	$ 198,991,386

OTA LLC

NOTES TO FINANCIAL STATEMENT

2. Fair value measurements (continued)

Liabilities (at Fair Value)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Securities sold short				
Common Stock				
Automotive	$ (16,211,555)	$ -	$ -	$ (16,211,555)
Banking	(1,109,885)			(1,109,885)
Closed-End Fund	(17,450,966)			(17,450,966)
Commercial Services	(56,630,782)			(56,630,782)
Oil & Gas	(14,030,207)			(14,030,207)
Pharmaceuticals	(26,136,439)			(26,136,439)
Other	(15,210,594)			(15,210,594)
Preferred Stock				
Banking	(737,556)			(737,556)
Real Estate Investment Funds	(1,572,760)			(1,572,760)
Other	(1,246,708)			(1,246,708)
American Depository Receipts				
Oil & Gas	(6,362,249)			(6,362,249)
Telecommunications	(1,085,000)			(1,085,000)
Other	(867,266)			(867,266)
Exchange Traded Funds				
Asset Allocation Fund	(1,081,953)			(1,081,953)
Commodity Fund	(11,415,331)			(11,415,331)
Debt Fund	(8,550,097)			(8,550,097)
Equity Fund	(21,320,701)			(21,320,701)
Warrants				
Other	(587,351)			(587,351)
Options				
Auto Manufacturers	(4,017,740)			(4,017,740)
Energy	(227,825)			(227,825)
Pharmaceuticals/Biotechnology	(1,107,133)			(1,107,133)
Other	(80,382)			(80,382)
Total securities sold short	$ (207,040,480)	$ -	$ -	$ (207,040,480)

2. Fair value measurements (continued)

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2013 were as follows:

	Level 3 Investments (at Fair Value)					
Industry	Beginning Balance January 1, 2013	Realized & Unrealized Gains (Losses) (a)	Purchases	Sales	Ending Balance December 31, 2013	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2013 (b)
Biotechnology	3,641,726	2,537,261	8,783,911	8,362,059	6,600,839	(4,640,089)
Computers	1,451,051	(245,113)	165,413	1,229,423	141,928	(245,113)
Oil & Gas	4,042	(1,769,093)	2,914,575	-	1,149,524	(1,769,083)
Pharmaceuticals	1,836,276	542,338	3,541,374	1,695,805	4,224,183	537,108
Other	1,231,881	1,062,318	612,500	35,153	2,871,546	1,205,997
Total Investments in Securities	8,164,976	2,127,711	16,017,773	11,322,440	14,988,020	(4,911,180)

(a) Realized and unrealized gains and losses are included in principal transactions in the statement of operations.

(b) The change in unrealized gains (losses) for the year ended December 31, 2013 for investments still held at December 31, 2013 are reflected in principal transactions in the statement of operations.

2. Fair value measurements (continued)

The following table summarizes the quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2013:

Investments in Public Operating Companies	Fair Value at December 31, 2013	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Warrant positions	$14,988,020	Proprietary	Industry Volatility	0%-50% (44.54%)
		Pricing Model	Risk-free interest rate	.48%
			Estimated time to exit; maturity remaining on option contracts	671 days on average
			Discount for lack of marketability	0%-100% (19.42%)

3. Derivatives

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

3. Derivatives (continued)

Warrants

The Company may purchase warrants in the normal course of pursuing its investment objectives. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counter-party risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

Volume of Derivative Activities

At December 31, 2013, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long exposure		Short exposure	
Primary Underlying Risk	**Notional amounts**	**Number of contracts**	**Notional amounts**	**Number of contracts**
Equity Price				
Options (a)	$ 2,590	28	$ (13,301,158)	24,684
Warrants (b)	$ 63,258,715	9,868,217	$ (7,158,585)	132,546

(a) Notional amounts presented are based on the fair value of the underlying shares as if the options and warrants were exercised at December 31,2013.

(b) Notional amounts for long contracts presented are based on the intrinsic value of warrants that are in the money at December 31, 2013 as if those warrants had been converted to underlying shares.

3. Derivatives (continued)

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2013. The following table also identifies the net gain and loss amounts included in the statement of operations as principal transactions, categorized by primary underlying risk, for the year ended December 31, 2013.

Primary Underlying Risk	Derivative assets	Derivative liabilities	Amount of gain (loss)
Equity Price			
Options	$ 210	$ (5,433,080)	$ (820,415)
Warrants	24,312,282	(587,351)	(3,973,710)
Total	$ 24,312,492	$ (6,020,431)	$ (4,794,125)

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event, the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2013, the Company's net capital was $41,400,099 which was $40,528,216 in excess of its minimum requirement of $871,883.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements. There is a clearing deposit of $50,000 with Merrill Lynch Professional Clearing Corp.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Contingencies

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities.

9. Related party transactions

The Company occupies office space under a lease which is held by a management company with common ownership. As such, a portion of the rental expense was allocated to the Company. Total allocated rent expense for 2013 was $198,000.

Pursuant to an expense sharing agreement with the management company, a fee of $350,000 per month is charged for shared services. For the year ended December 31, 2013, the Company paid management fees of $5,776,435 to a management company with common ownership.

10. Employee benefit plan

The management company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. Matching contributions made by the Company to the plan are based on a specified percentage of employee contributions. Additionally, the Company has a profit sharing plan to which it may contribute an amount at its discretion.

11. Recent regulatory developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

12. Subsequent events

Subsequent to December 31, 2013, Members' affected withdrawals of approximately $5,221,000.